May 4, 2023

Via EDGAR

Attention: Tracey Houser

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Myers Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 3, 2023

Form 8-K Filed March 1, 2023

File No. 001-08524

Dear Ms. Houser,

Set forth below is the response from Myers Industries, Inc. (the “Company”) to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated April 27, 2023 (the “Comment Letter”), concerning the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Form 8-K filed March 1, 2023.

For convenience of the Staff’s review, we have set forth below in bold type the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following each comment.

Form 8-K filed March 1, 2023

Exhibit 99.1

1.
Please expand your presentation of your non-GAAP measures to include a presentation, with equal or greater prominence, of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(a) of Regulation S-K. In this regard, we note your inclusion of adjusted operating income margin at the consolidated and segment levels and adjusted EBITDA margin without also presenting operating income margin (at the consolidated and segment levels) and net income margin. Refer to the second and third bullets of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

Response: We acknowledge the Staff's comment and, beginning with our earnings results for the first quarter ended March 31, 2023 furnished on Form 8-K on May 4, 2023, we have revised our presentation in Exhibit 99.1 to display the most directly comparable GAAP measures with equal or greater prominence as the non-GAAP measures.

2.
Please provide reconciliations for adjusted EBITDA, adjusted income (loss) before taxes, adjusted net income (loss), and adjusted earnings per diluted share from the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(b) of Regulation S-K. Refer to Questions 103.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

Response: We acknowledge the Staff's comment and, beginning with our earnings results for the first quarter ended March 31, 2023 furnished on Form 8-K on May 4, 2023, we have revised our presentation in Exhibit 99.1 to include reconciliations for adjusted EBITDA, adjusted income (loss) before taxes, adjusted net income (loss), and adjusted earnings per diluted share to the most directly comparable US GAAP measure.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (330) 761-6212.

Sincerely,

/s/ Monica P. Vinay
Monica P. Vinay
Interim Chief Financial Officer